UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41734

Prestige Wealth Inc.

Suite 3201, Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On August 20, 2024, Prestige Wealth Inc. (the “Company”) entered into a definitive acquisition agreement, pursuant to which PWM will purchase all shares of SPW Global Inc, a company incorporated under the laws of the British Virgin Islands, which in turn wholly owns Wealth AI PTE LTD. or Wealth AI, a company incorporated under the laws of Republic of Singapore. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 1,900,000 class A ordinary shares and 500,000 class B ordinary shares of the Company issuable to the seller and key employees of Wealth AI. In addition, key employees will be retained and continue to be employed by Wealth AI after closing of the transaction. The acquisition agreement also includes a third-year period non-competition and non-solicitation covenants from the seller parties. The transaction is expected to close in the fourth quarter of 2024.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Prestige Wealth Inc. Announces Acquisition of Wealth AI, an AI-Driven Wealth Management Solution Provider

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prestige Wealth Inc.

Date: August 23, 2024	By:	/s/ Hongtao Shi
	Name:	Hongtao Shi
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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